South American Gold Corp.
3645 E. Main Street, Suite 119
Richmond, IN 47374
Tel: (765) 356-9726

May 11, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4628
Washington, DC 20549

Attn: Tia L. Jenkins

Re:	South American Gold Corp.
Form 10-K for the Year Ended June 30, 2011
Filed October 17, 2011
Form 10-Q for the Fiscal Quarter Ended December 31, 2011
Filed February 17, 2012
File No. 000-52156

Dear Ms. Jenkins:

On behalf of South American Gold Corp. (the “Company”), we submit the following responses to the comments received from the United States Securities and Exchange Commission (the “Commission”) in a letter datedApril 24,, 2012 regarding the Company’s Form 10K filed for the Year Ended June 30, 2011, and the Company’s Form 10Q for the Fiscal Quarter ended December 31, 2011.

Form 10-K for the Fiscal Year Ended June 30, 2011
Notes to Consolidated Financial Statements
Note 4. Business Acquisition, page F-10

1.
We note in your response to comment two of our letter dated March 9, 2012 that notwithstanding the Company’s 25% equity interest in Kata, the Company concluded that it obtained control over Kata as a result of its ability to appoint all executive officers and directs of Kata and its subsidiary entities. We further note in your response to comment four that you also relied on the guidance in ASC 810-10-15-8 to support your conclusion. Please provide a more robust explanation to support your conclusion that your 25% financial interest overcomes the usual condition for a controlling financial interest, including your consideration of the specific rights and voting interests of the 75% owners. Also further discuss the specific contract, lease, agreement with other stockholders or court decree that you considered in your conclusion that you have the power to control with your 25% ownership.

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Tia L. Jenkins
May 11, 2012

The Company acquired the right to appoint all Directors of Kata via Section 2.3 of the Stock Purchase Agreement, dated February 25, 2011. The Company received resignation of prior Directors and appointed new Directors, on February 23, 2011,filed subsequently at local Chamber of Commerce.  Also, it was our intention and plan to acquire the remaining 75% of Kata when we entered into this transaction (which we have now done).

With this ability to appoint Directors, and as we have determined that it is at the Director level where all significant decisions of Kata are made, we concluded that we have substantive participating rights, as is defined in ASC 810-10-25-11. We have the ability to select, terminate, and set compensation of management responsible for implementing the investee’s policies and procedures and we can establish operating and capital decisions of the investee, in the ordinary course of business.

Further, under ASC 810-10-25-5, “the assessment of whether the rights of a noncontrolling shareholder should overcome the presumption of consolidation by the investor with a majority voting interest in its investee is a matter of judgment that depends on facts and circumstances. The framework in which such facts and circumstances are judged shall be based on whether the noncontrolling rights, individually or in the aggregate, provide for the noncontrolling shareholder to effectively participate in significant decisions that would be expected to be made in the ordinary course of business.” Due to us having 100% control via Director representation, we believe we have overcome the usual condition for a controlling financial interest, and have chosen to consolidate the accounts of Kata, accordingly.

2.
We note your response to comment three of our letter dated March 9, 2012. To the extent that you continue to believe that your February 25, 2011 purchase of a 25% equity interest in Kata represents a business combination under ASC 805, please revise your purchase price allocation to identify the amounts recognized for each major class of assets acquired and liabilities assumed, including amounts recognized for deposits and goodwill. Also revise to provide all applicable disclosures required by ASC 805-10-50, 805-20-50 and 805-30-50.

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Tia L. Jenkins
May 11, 2012

We propose to adjust the disclosure made to reflect the purchase price allocation (footnote 4 of our June 30, 2011 10-K), as follows:

Purchase Price:	$550,000

Allocation of purchase price:
Cash	6,901
Deposits	499,846
Goodwill	1,280,913
Total assets	1,787,660

Accounts payable and accrued liabilities	160
Non-controlling interest	1,237,500
Total liabilities	1,237,660

To determine the fair value of the 75% noncontrolling interest, we used the purchase price of $550,000 for 25% of Kata, and arrived at a pre-discount total value for Kata of $2,200,000. Then, we applied the 75% interest, and a 25% lack of marketability and control discount, to arrive at a noncontrolling interest fair value of $1,237,500.

From February 26, 2011 to June 30, 2011, Kata recognized $_310,172 in operating expenses that were recorded in the consolidated financial statements of the Company as of June 30, 2011.

As Kata was formed on October 11, 2011 and as there were only $1,303 in expenses incurred by Kata prior to February 26, 2011, we are not presenting the required pro forma information as it is not material.

3.
We note your calculation of the non-controlling interest provided in response to comment three of our letter dated March 29, 2012. To the extent that you continue to believe your 25% equity interest in Kata represents a controlling financial interest, please tell us how you considered the inclusion of a discount for the lack of control in determining the fair value of the noncontrolling interest. Refer to ASC 805-20-30-8. Also explain to us why the $550,000 value of the controlling interest (being your 25% ownership) is less than the $1,237,500 value of the noncontrolling interest (being the other 75% ownership). In this regard, it is unclear to us why the value of a noncontrolling interest would exceed the value of a controlling interest in an entity.

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Tia L. Jenkins
May 11, 2012

We failed to originally indicate that the 25% discount was intended to be a lack of marketability and lack of control discount (combined into one discount factor). When we analyzed the different market studies that had been conducted by the SEC and IRS, we were seeing marketability and control discount rates in the 40%-50% range; however, we were not able to align our specific transaction and circumstances to any of these studies. And, considering the risk associated with the investment in Kata (as it was investing in a Colombian mine), the likelihood of having to record an impairment loss on any related Goodwill was high. Therefore, we used the most conservative estimate for the discount (which translated to a higher Goodwill impairment) that we judged to be still within an acceptable range.

Our judgment has proven to be accurate as we were required to impair all of the Goodwill generated from the acquisition, as of June 30, 2011.

Note 5. Goodwill, page F-11

4.
We note in your response to comment five of our letter dated March 9, 2012 that the goodwill of approximately $1.28 million recognized in connection with your Kata acquisition related to intangible assets that did not qualify for separate recognition or was not attributable to any other class of assets. Please further describe to us the qualitative factors that made up the goodwill recognized in the Kata acquisition. Refer to ASC 805-30-50-1(a).

In 2011, the Company elected to change its geographic focus to Colombia as a promising territory for precious metal exploration, and within Colombia to select promising and underexplored areas. The Kata acquisition offered a better timetable for entering the market since the concession application had already been made with the Colombian government, and it covered a territory that the Company, in review of historical documents, had determined was a promising area for gold prospecting.

5.     We note in your response to comment five of our letter dated March 9, 2012 that the Company determined it should assess the goodwill for impairment as of June 30, 2011; and that in connection with the evaluation you determined that the absence of any projected cash flows resulting from your acquisition of Kata was a circumstance that should result in the full impairment of goodwill. We further note on page 36 of your June 30, 2011 Form 10-K that goodwill is reviewed for impairment annually at the beginning of the fourth fiscal quarter. Please advise us of the following:

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Tia L. Jenkins
May 11, 2012

a.	Tell us the date that you annually assess goodwill for impairment, and reconcile your Form 10-K disclosure to your response dated April 10, 2012.

Our prior response dated April 10, 2012, was incorrectly dated. We assessed the related Goodwill for impairment on April 1, 2011 (and this is consistent with our accounting policy). We recognize that this date needs to be the same every year.

b.
Tell us the cash flows you projected on the Kata acquisition date, and explain to us in sufficient detail the facts and circumstances that resulted in the significant reduction in projected cash flows from the acquisition date to the date you assessed goodwill for impairment.

We did not assess cash flows on the acquisition date. As of April 1, 2011, we had enough information to indicate that the likelihood of receiving any cash flows from the investment was minimal. Accordingly, we recorded the impairment loss on that date.

5.
We note your response to comment six of our letter dated March 9, 2012 and your list of components that led you to calculate a gain on bargain purchase. Please provide us with your detailed analysis of all the required reassessments before recognizing a gain on a bargain purchase. Refer to ASC 805-30-25-4 for the required reassessments and ASC 805-30-30-4 through 30-6 for guidance on the review of measurement procedures in connection with the reassessment.

Under ASC 805-30-25-4, the Company is required to reassess whether it has correctly identified all assets acquired and liabilities assumed before recognizing a gain on a bargain purchase. As part of that required reassessment, we reviewed the procedures used to measure the amounts required to be recognized at the acquisition date for all of the following:

1-
The identifiable assets and liabilities:  Per the purchase price allocation, there was only an escrow deposit and minimal accounts payable. Our procedures performed to identify these items remain appropriate.

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Tia L. Jenkins
May 11, 2012

2-
The noncontrolling interest in the acquire:  As identified in our response #3 above, although we used a lower than average lack of marketability and control discount, our procedures used to measure the fair value of the noncontrolling interest remain appropriate. Also, in retrospect, if we were to raise the discount percentages, we would simply be lowering the amount of the goodwill impairment, which would be less conservative.

3-	The acquirer’s previously held equity interest in the acquiree: As the consideration transferred for the equity interest was cash, our procedures performed to measure this amount remain appropriate.
4-	The consideration transferred: Again, as the only consideration transferred was cash, our procedures performed to measure this amount remain appropriate.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments and/or questions, please contact the undersigned at (765) 356-9726.

Sincerely,

SOUTH AMERICAN GOLD CORP.

/s/  Raymond DeMotte
       Raymond DeMotte
       Chief Executive Officer